(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12B-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-21915
CUSIP NUMBER
193068 10 3

SEC File Number: 0-21915
For Period Ended: April 29, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The certifications of our chief executive officer and chief financial officer pursuant to Section 906 of the Sarbanes Oxley Act of 2002 were omitted from the Form 10-Q for the quarter ended April 29, 2006.

PART I — REGISTRANT INFORMATION

COLDWATER CREEK INC.

Full Name of Registrant

Former Name if Applicable

ONE COLDWATER CREEK DRIVE

Address of Principal Executive Office (Street and Number)

SANDPOINT, IDAHO 83864

City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, we concluded on May 22, 2006 that our consolidated financial statements for the fiscal year ended January 28, 2006, and for the second, third and fourth quarters of fiscal 2005, should be restated and that those previously filed financial statements and Management’s Report on Internal Control Over Financial Reporting should no longer be relied upon. As a result of the restatement, we intend to file an amended Form 10-K for the fiscal year ended January 28, 2006 and amended quarterly reports on Form 10-Q for the quarters ended July 30, 2005 and October 29, 2005, to include the restated annual and quarterly financial information. The restatement is to correct the manner in which we recognized fees received under our co-branded customer credit card program which was introduced during the second quarter of fiscal 2005.

Rule 10-01(d) of Regulation S-X requires that interim financial statements included in quarterly reports on Form 10-Q be reviewed by an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards, as may be modified or supplemented by the SEC. Our independent public accounting firm has informed us that it is unable to complete its review of our interim consolidated financial statements in accordance with Statement of Auditing Standards No. 100, Interim Financial Information (“SAS 100”) until such time as we have completed our restatement and filed our amended Form 10-K for the fiscal year ended January 28, 2006. Because the conclusion to restate our fiscal 2005 financial statements was made shortly before the planned filing of the Quarterly Report on Form 10-Q for the quarter ended April 29, 2006 (the “Form 10-Q”), we have been unable to complete our restatement and file our amended Form 10-K prior to the filing date of the Form 10-Q. Accordingly, the consolidated financial statements as of and for the quarter ended April 29, 2006 included in the Form 10-Q have not been reviewed by an independent public accountant in accordance with SAS 100.

Additionally, Section 906 of the Sarbanes-Oxley Act of 2002 requires our chief executive officer and chief financial officer to certify that the Form 10-Q fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the report fairly presents, in all material respects, our financial condition and results of operations. Before our officers can make such certifications, our independent public accounting firm must complete its review of the consolidated financial statements appearing in the Form 10-Q under SAS 100, as required by SEC rules. As a result, management is not able to make the certifications and they have been omitted from the Form 10-Q. Once our independent public accounting firm completes its review under SAS 100, we expect to file an amendment to this report pursuant to which our chief executive officer and chief financial officer will make the certifications required under Section 906 of the Sarbanes-Oxley Act.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Melvin Dick (Name)	(208) 265-2266 (Area Code and Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

COLDWATER CREEK INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 8, 2006	By:	/s/ Melvin Dick
Melvin Dick
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.